FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 10 June 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Directors Shareholdings    10 June 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    10 June 2003
            Sarah BillingtonManager Shareholder Services

19 June 2002

BRITISH AIRWAYS LONG TERM INCENTIVE PLAN AWARDS

The Company has today notified Mr R I Eddington, Mr J F Rishton and Mr M A Street, Directors of the Company, of conditional awards of ordinary share options at nil cost under the British Airways Long Term Incentive Plan of 185,731, 79,599 and 107,901 respectively, which were formally granted to each of them on 12 June 2002. The awards will vest at the end of the three year period starting with the year of the award only if the performance of British Airways measured by total shareholder return ("TSR") relative to other companies within the FTSE 100 index is satisfactory. If the British Airways TSR performance places the Company in the top ten per cent then all the share options awarded will be granted; at the 75th percentile in the ranking only sixty-five per cent of the share options awarded will be granted, whilst median performance will deliver thirty per cent of the share options. No awards will vest for less than median performance.

Alan Buchanan
Company Secretary